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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 15

  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Section 13 and 15(d) of the Securities Exchange Act of 1934

               Commission File Numbers: 001-09320 and 001-09319

                          WYNDHAM INTERNATIONAL, INC.
                      PATRIOT AMERICAN HOSPITALITY, INC.

            (Exact name of registrant as specified in its charter)

                       1950 Stemmons Freeway, Suite 6001
                               Dallas, TX 75207
                                (214) 863-1000

   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

      Wyndham International, Inc. common stock, par value $.01 per share Patriot American Hospitality, Inc. common stock, par value $.01 per share Patriot American Hospitality, Inc. series B cumulative perpetual preferred stock, par value $.01 per share

           (Title of each class of securities covered by this Form)

        (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)         [X]   Rule 12h-3(b)(1)(ii)    [_]
          Rule 12g-4(a)(1)(ii)        [_]   Rule 12h-3(b)(2)(i)     [_]
          Rule 12g-4(a)(2)(i)         [_]   Rule 12h-3(b)(2)(ii)    [_]
          Rule 12g-4(a)(2)(ii)        [_]   Rule 15d-6              [_]
          Rule 12h-3(b)(1)(i)         [_]

     Approximate number of holders of record as of the certification or notice date:

          Wyndham International, Inc. common stock:  3,125
          Patriot American Hospitality, Inc. common stock:  3,125
          Patriot American Hospitality, Inc. series B cumulative perpetual preferred stock: 1,146
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     Pursuant to the requirements of the Securities Exchange Act of 1934,
Wyndham International, Inc. and Patriot American Hospitality, Inc. have caused this certification/notice to be signed by the undersigned duly authorized persons.

WYNDHAM INTERNATIONAL, INC.                 PATRIOT AMERICAN HOSPITALITY, INC.
A DELAWARE CORPORATION                      A DELAWARE CORPORATION


By: /s/ RICHARD MAHONEY                     By: /s/ ANNE L. RAYMOND
   ------------------------------              -------------------------------
   Name: Richard Mahoney                       Name: Anne L. Raymond
   Title: Chief Financial Officer              Title: Chief Investment Officer

Date: June 29, 1999

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